Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Successful
Completion of $179 million Financial Restructuring

■	Restructuring of $117 million of senior secured loan facilities and $62 million of junior loan facilities and convertible notes
■	No outstanding debt maturities before the fourth quarter of 2022
■	Reduction of interest rate and repayment instalments with positive impact on the cash break-even of the fleet
■	Relaxation of financial covenants allowing for additional financial flexibility, including payment of dividends
■	Aggregate debt reduction of $36 million in 2020 through the restructuring arrangements and scheduled debt amortization

January 12, 2021 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today that it has reached final agreements with certain of its senior lenders and junior lender, for the financial restructuring of a total of $179 million, consisting of four senior credit facilities (the “Senior Facilities”), three junior credit facilities (the “Jelco Loans”) and three junior convertible notes (the “Jelco Notes”). Following these agreements, the previously announced defaults and cross-defaults have been fully resolved.

Pursuant to the restructuring terms, approximately $87 million of debt maturities falling due in 2020 have been extended to future periods, between December 2022 and December 2024, providing Seanergy with a clean two-year runway. In addition, the rescheduling of the amortization payments under certain of the Senior Facilities and the reduction of the interest rate across the junior loans and notes are expected to have a positive impact on the cash break-even of the Company going forward. Moreover, the Company’s lenders have agreed to cancel or amend certain financial covenants and security maintenance provisions under the Senior Facilities allowing for additional financial flexibility, including payment of dividends.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer stated:

“We are very pleased to announce the successful conclusion of the restructuring discussions with certain of our lenders. The discussions extended since the first quarter of 2020 and were finally concluded in an amicable manner. The agreed solutions provide Seanergy with a solid financial standing going forward, allowing us to pursue our strategy to enhance corporate value and pave the way to improved shareholder returns.

Under the agreed restructuring, there are no imminent loan maturities or underlying defaults, our balance sheet has been delevered through the extinguishment of debt and accrued interest and our future cash flow is expected to improve through reduced interest expense and debt amortization payments in the next years. Our overall debt has seen an impressive year-over-year reduction of $36.0 million through the restructuring initiatives and the uninterrupted servicing of the scheduled amortization payments.

Despite the global challenges presented in 2020, we have delivered milestone transactions, including the prominent restructuring of our debt, fleet expansion and beneficial commercial agreements. Seanergy, as the only pure-play Capesize vessel owner listed in the US capital markets, is in a great position to capture what we believe is significant upside potential in a rising market.”

A summary of the various restructuring arrangements is presented below:

Alpha Bank SA (“Alpha Bank”) Extension and Amendments

As previously disclosed, we documented the agreement with Alpha Bank for the extension of two loan facilities secured by two of our Capesize vessels from March 17, 2020 and November 10, 2021, to December 31, 2022. The underlying terms remained substantially the same while in addition, certain corporate covenants and dividend restrictions were cancelled or relaxed. We are currently in compliance with all the terms of these facilities as amended.

Hamburg Commercial Bank AG (“HCOB”) Refinancing and Entrust Global Facility (“Entrust facility”)

As previously disclosed, we entered into a settlement agreement with HCOB for the facility secured by two of our Capesize vessels, under which the $29.1 million outstanding balance was settled for $23.5 million resulting in a $5.6 million debt extinguishment and an equivalent gain for Seanergy. The HCOB facility was refinanced by a new facility provided by certain nominees of Entrust Global and secured by the same vessels. The Entrust facility with an initial balance of $22.5 million, has a five-year term and reduced quarterly repayments that have positively impacted the break-even rates of the underlying vessels, as well as less restrictive financial covenants and value maintenance provisions. These developments resulted in a $6.6 million aggregate reduction in the Company’s debt. We are currently in compliance with all the terms of the Entrust facility.

UniCredit Bank AG (“UCB”) Extension and Amendments

The Company obtained credit committee approval for the extension of the maturity of the UCB facility secured by two of its Capesize vessels, by two years, from December 2020 to December 2022. Moreover, the approval provides for the cancellation of various financial covenants and value maintenance provisions. Most importantly, the lender has agreed to the reduction of the quarterly installments from $1.55 million to $1.2 million, on the basis of which, the all-in cash break-even of the underlying vessels has improved by approximately $1,900 per day. The agreement is subject to completion of definitive documentation.

Amsterdam Trade Bank (“ATB”) Amendments

The Company received credit committee approval from ATB concerning the amendment of the value maintenance provisions and of certain financial covenants under the ATB facility secured by one of our Capesize vessels. Such amendments will address potential non-compliance issues while providing for a uniform approach in the financial covenants across all of the Company’s senior loan facilities. The agreement is subject to completion of definitive documentation.

Jelco Loans and Notes Extensions and Amendments

On December 30, 2020 we entered into definitive documentation with Jelco Delta Holding Corp. (“Jelco”), the Company’s sole junior creditor, concerning $27.2 million of maturities falling due in 2020 and the settlement of accrued and unpaid interest through December 31, 2020. Jelco is a former affiliate of and related party to the Company and pursuant to this agreement, $6.5 million of principal indebtedness under one of the Jelco Loans was repaid, while all other maturities, including those of two Jelco Notes that were maturing in December 2022, were extended to December 2024.  In addition, Jelco has agreed to the reduction of the applicable interest rate across all Jelco Loans and Jelco Notes to a fixed rate of 5.5% (previously floating based on LIBOR plus a spread ranging from 5% to 8.5%). Moreover, we have agreed to introduce two interim repayment instalments of $8.0 million each, payable in December 2022 and December 2023 and a semi-annual cash sweep mechanism capturing cash balances in excess of $25.0 million or time charter equivalent revenue of our Capesize fleet between $18,000 and $21,000, provided that such repayment obligations, together with all other prepayment obligations to Jelco, will not exceed $12 million in any calendar year. These arrangements will provide for the swift reduction of the Jelco debt to the extent the free cash flows of the Company permit.

Moreover, Seanergy and Jelco have agreed to the settlement of all accrued and unpaid interest through December 31, 2020 and other fees payable to Jelco in an aggregate amount of approximately $5.6 million, through a private placement of units consisting of one common share (or one pre-funded warrant in lieu of one common share) and one warrant to purchase one common share for a fixed price of $0.70. The issuance of these common shares and warrants closed on January 8, 2021. Each unit was issued at a price of $0.70, in line with the pricing of the Company’s public offering that closed in August 2020 and represents a 39% premium compared to the closing price of the Company’s shares on the date of signing of the agreement. The terms of the warrants and pre-funded warrants are substantially the same as those of the Class E warrants and pre-funded warrants issued in the Company’s public offering in August 2020. The Company has also granted an option to Jelco to convert up to $3.0 million of principal indebtedness under one of the Jelco Loans at the same terms and pricing. Seanergy has also agreed to amend the conversion price of the Jelco Notes to $1.20 per share, which represents an approximately 139 % premium compared to the closing price of the Company’s shares on the date of signing of the agreement.  As part of the transaction, Jelco waived any and all past breaches or events of default under the Jelco Loans and Jelco Notes.

The acquisition of shares by Jelco is subject to a standstill undertaking and 9.99% beneficial ownership blockers, precluding the acquisition of the Company’s shares, including through the exercise of warrants or the conversion of the Jelco Notes to the extent that it would result in Jelco or its affiliates beneficially owning, including control over the voting or disposition of, more than 9.99% of the outstanding common shares of the Company after giving effect to the acquisition. The Company has granted customary registration rights with respect to all shares issued or issuable to Jelco as a result of this transaction, including the shares underlying the Jelco Notes, and has undertaken to file a registration statement covering the resale of these shares.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 12 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt. The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC,  its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com